SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1995


A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

  Indiana Gas Company, Inc.
  Retirement Savings Plan
  1630 North Meridian Street
  Indianapolis, IN  46202

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

  Indiana Energy, Inc.
  1630 North Meridian Street
  Indianapolis, IN  46202

ITEM 1 - Changes in the Plan

         Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except for Fund A, were sold and reinvested in four similar funds established by T. Rowe Price at the participants' current investment allocation percentages.

ITEM 2 - Changes in Investment Policy

          None

ITEM 3 - Contributions Under the Plan

          None


ITEM 4 - Participating Employees

          Approximately 1,241 employees were participants in the Plan at December 31, 1995.


ITEM 5 - Administration of the Plan

          (a) The following table sets forth the names of the persons who administer the Plan and all positions or offices held with the issuer, Indiana Energy, Inc. (IEI) and Indiana Gas Company, Inc.
            (IGC). Each person acts as a member of the Plan Committee and has an address at 1630 North Meridian Street, Indianapolis, Indiana 46202.

                                   Positions or Officers with issuer
Name                               or Affiliate

Lawrence A. Ferger                 President and Chief Executive
                                   Officer of IGC and IEI

Niel C. Ellerbrook                 Senior Vice President & Chief
                                   Financial Officer of IGC; Vice
                                   President and Treasurer of IEI

Paul T. Baker                      Senior Vice President & Chief
                                   Operating Officer of IGC

Steven M. Schein                   Vice President and Treasurer of IGC

Thomas J. Zabor                    Vice President of Human Resources, IGC

            As of December 31, 1995, the trust fund was managed by T. Rowe Price, as trustee.

          (b) The members of the Plan committee received no compensation from the Plan for Services as members of the Plan Committee during the fiscal year ended December 31, 1995. See Item 6(b) for information concerning compensation of the trustee.

ITEM 6 - Custodian of Investments

          (a)  Fifth Third Bank, Fifth Third Center, Cincinnati, Ohio
            45263, acted as custodian of the securities and other investments of the Plan until July 1, 1995. Since July 1, 1995, T. Rowe Price, P.O. Box 17215, Baltimore, MD 21297-0354, has acted as custodian of the securities and other investments of the Plan.

          (b)  Not Applicable

          (c) Both custodians are exempt under ERISA from having to furnish any bond in connection with the custody of security investments or other assets of the Plan.


ITEM 7 - Reports to Participating Employees

          Employees participating in the plan receive annual summaries of the operations of the Plan (including financial date) and quarterly statements of participant accounts reflecting account balances, contributions to the account, and earnings for the account.

ITEM 8 - Investment of Funds

          (a)  (1) Not Applicable

          (a)  (2) Not Applicable

          (b)  Not Applicable

ITEM 9 - Financial Statements and Exhibits

          (a)  The following financial statements are included in this Form
            11-k:

            Report of Independent Public Accountants

            Statement of Financial Condition as of December 31,
            1995

            Statement of Financial Condition as of December 31,
            1994

            Statement of Income and Other Changes in Plan Equity as of December 31, 1995

            Statement of Income and Other Changes in Plan Equity as of December 31, 1994

            Statement of Income and Other Changes in Plan Equity as of December 31, 1993

            Notes to Financial Statements



                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan committee has duly caused this annual report to be signed by the Undersigned thereunto duly authorized.



                                   INDIANA GAS COMPANY, INC.
                                   RETIREMENT SAVINGS PLAN

                                   By:  The Plan Committee as
                                        Plan Administrator



                                   /s/Lawrence A. Ferger
                                   Lawrence A. Ferger



                                   /s/Niel C. Ellerbrook
                                   Niel C. Ellerbrook



                                   /s/Paul T. Baker
                                   Paul T. Baker



                                   /s/Steven M. Schein
                                   Steven M. Schein



                                   /s/Thomas J. Zabor
                                   Thomas J. Zabor

Date:  June 28, 1995



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Indiana Gas Company, Inc.
Retirement Savings Plan Committee:

We have audited the accompanying statements of financial condition of the INDIANA GAS COMPANY, INC. RETIREMENT SAVINGS PLAN as of December 31, 1995, and 1994, and the related statements of income and other changes in plan equity for the three years ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the plan committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1995, and 1994, and the changes in its plan equity for the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
June 10, 1996.



                                                                      INDIANA GAS COMPANY, INC.

                                                                       RETIREMENT SAVINGS PLAN

                                                                  STATEMENT OF FINANCIAL CONDITION

                                                                          DECEMBER 31, 1995


                                                                    T. Rowe Price
                   Indiana                -----------------------------------------------------------------
                 Energy, Inc.   Stable     Equity               International  New       Equity   Spectrum
                 Common Stock   Value      Income     Balanced      Stock    Horizons    Index     Growth   Participants'
                    Fund        Fund        Fund        Fund        Fund       Fund       Fund      Fund     Loan Fund     Total
ASSETS:
Investments, at current
 market value (cost
 $39,686,010)-
  Indiana Energy,
   Inc. common
   stock         $22,771,495  $      -    $      -    $      -    $    -    $      -    $    -    $    -    $      -    $22,771,495
  Collective/
   Common Trust
   Fund                  -     6,733,899         -           -         -           -         -         -           -      6,733,899
  Mutual Funds           -           -     7,404,291   4,554,734   440,534     981,897   463,492   357,286         -     14,202,234
  Participants'
   loans                 -           -           -           -          -          -         -         -     2,713,615    2,713,615
                 -----------  ----------  ----------  ----------  --------  ----------  --------  --------  ----------  -----------
    Total
    investments   22,771,495   6,733,899   7,404,291   4,554,734   440,534     981,897   463,492   357,286   2,713,615   46,421,243

 Employer
 contributions
  receivable         481,365     148,282     143,939     122,100    14,411      41,001    28,012    16,565       -          995,675
                 -----------  ----------  ----------  ----------  --------  ----------  --------  --------  ----------  -----------
PLAN EQUITY      $23,252,860  $6,882,181  $7,548,230  $4,676,834  $454,945  $1,022,898  $491,504  $373,851  $2,713,615  $47,416,918
                 ===========  ==========  ==========  ==========  ========  ==========  ========  ========  ==========  ===========


                                                     The accompanying notes are an integral part of this statement.

                                              INDIANA GAS COMPANY, INC.
                                               RETIREMENT SAVINGS PLAN
                                          STATEMENT OF FINANCIAL CONDITION
                                                  DECEMBER 31, 1994

                                      Indiana Energy,               Provident
                                             Inc.        Stable       Mutual
                                        Common Stock     Value        Equity      Value Line    Participants'
                                            Fund A       Fund B       Fund C        Fund D       Loan Fund       Total
ASSETS:
  Investments, at market (cost $30,909,836) -
     Short-term funds                    $    20,968   $       --   $   67,976    $  189,305    $       --    $   278,249
     Indiana Energy, Inc. common stock    17,922,207           --           --            --            --     17,922,207
     Common stock                                 --           --           --     1,992,107            --      1,992,107
     Equity Mutual Fund                           --           --    4,854,979            --            --      4,854,979
     U. S. Treasury notes                         --           --           --     1,149,637            --      1,149,637
     Guaranteed investment contracts              --    6,053,450           --            --            --      6,053,450
     Participants' loans receivable               --           --           --            --     2,474,301      2,474,301
                                          ----------   ----------   ----------    ----------    ----------    -----------
       Total investments                  17,943,175    6,053,450    4,922,955     3,331,049     2,474,301     34,724,930

  Cash                                            --       21,643       20,588            --            --         42,231
  Employer contributions receivable          599,542      136,577      120,696       122,998            --        979,813
  Other receivables                            8,405       33,472       (2,612)       24,926        (2,863)        61,328
                                          ----------    ---------    ---------    ----------    ----------    -----------
       Total assets                       18,551,122    6,245,142    5,061,627     3,478,973     2,471,438     35,808,302
                                          ----------    ---------    ---------    ----------    ----------    -----------

LIABILITIES:
  Accrued new loans                           46,146      (39,584)         306        (7,130)          262             --
  Accrued forfeitures                         34,529       12,024        6,497         6,455            --         59,505
  Accrued plan interfund transfers           (52,566)      52,605         (117)           78            --             --
                                          ----------    ---------    ---------    ----------    ----------    -----------
       Total liabilities                      28,109       25,045        6,686          (597)          262         59,505
                                          ----------    ---------    ---------    ----------    ----------    -----------
  PLAN EQUITY                            $18,523,013   $6,220,097   $5,054,941    $3,479,570    $2,471,176    $35,748,797
                                         ===========   ==========   ==========    ==========    ==========    ===========

                      The accompanying notes are an integral part of this statement.

                                                                      INDIANA GAS COMPANY, INC.

                                                                       RETIREMENT SAVINGS PLAN

                                                        STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                       T. Rowe Price
                                                               -----------------------------------------------------------
            Indiana                Provident                                    Inter-                             Parti-
            Energy, Inc.  Stable   Mutual              Stable  Equity           national  New      Equity Spectrum cipants'
            Common Stock  Value    Equity  Value Line  Value   Income  Balanced Stock     Horizons Index  Growth   Loan
            Fund A        Fund B   Fund C    Fund D    Fund    Fund    Fund     Fund      Fund     Fund   Fund     Fund      Total
ADDITIONS:
Employee
 contribu-
 tions      $ 1446180   $ 249166 $   260460 $ 245857 $ 240879 $ 274558 $ 232840 $  9124 $  37185 $ 26805 $ 14871 $    -   $ 3037925
Employer
 contribu-
 tions        1071562     118232     134659   126694   261858   284613   242566   19770    59227   41515   24124      -     2384820
Interest
income           3184     203999       1655    50249      -        -        -       -        -       -       -     163872    422959
Dividend
income        1005824        -          -      13728   205265   260391   121306   13276   103140   12286   23959      -     1759175
Unrealized
apprecia-
tion
(deprecia-
tion)
of invest-
ments         2852422        -          -        -        -     659041   256677    4265   (45302)  14128   (5973)     -     3735258
Realized
gain
(loss) on
invest-
ments          244209        -       829920   365127      -      46072    23872     -      (1826)      2     -        -     1507376
Other
income
(expense),
net             19576      (9503)     (2569)   (8674)   (4883)    (368)    (246)    -        -       -       -        -       (6667)
            ---------  --------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
              6642957     561894    1224125   792981   703119  1524307   877015   46435   152424   94736   56981   163872  12840846
DEDUCTIONS:
Distribu-
tion of
benefits to
participants  (517545)   (197970)   (137289)  (39998) (149330)  (97224)  (33369)    -        -       -       -        -    (1172725)


INTERFUND
 TRANSFERS   (1418609)  (6442905)  (6065593)(4148968) 6264647  6066706  3773553  405996   860829  392100  312244      -         -

LOAN REPAY-
MENTS          732661     118956     111003   123815    90630   124411    95968    2560     9802    4807    4690 (1419303)      -

LOANS
ISSUED        (709617)   (260072)   (187187) (207400)  (26885)  (69970)  (36333)    (46)    (157)   (139)    (64) 1497870       -
            --------- ---------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
Net increase
(decrease)    4729847   (6220097)  (5054941)(3479570) 6882181  7548230  4676834  454945  1022898  491504  373851   242439  11668121

PLAN EQUITY,
December 31,
  1994       18523013    6220097    5054941  3479570      -        -        -       -        -       -       -    2471176  35748797
            --------- ---------- ---------- -------- -------- -------- -------- ------- -------- ------- ------- -------- ---------
PLAN EQUITY,
December 31,
  1995      $23252860 $      -   $      -   $     -  $6882181 $7548230 $4676834 $454945 $1022898 $491504 $373851 $2713615 $47416918
            ========= ========== ========== ======== ======== ======== ======== ======= ======== ======= ======= ======== =========

                                   The accompanying notes are an integral part of this statement.

                            INDIANA GAS COMPANY, INC.
                             RETIREMENT SAVINGS PLAN
              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                           Indiana Energy,                  Provident
                                                 Inc.         Stable         Mutual
                                            Common Stock      Value          Equity      Value Line   Participants'
                                                Fund A        Fund B         Fund C        Fund D       Loan Fund        Total
ADDITIONS:
  Employee contributions                     $   941,532    $  302,458    $  380,208     $  373,031    $       --     $ 1,997,229
  Employer contributions                       1,100,565       304,462       333,922        340,433            --       2,079,382
  Interest income                                  4,260       275,954         2,160         81,092       118,794         482,260
  Dividend income                                566,816            --            --         12,469            --         579,285
  Unrealized depreciation of assets             (233,078)           --       (40,973)       (97,212)           --        (371,263)
  Realized loss on investments                        --            --            --        (61,117)           --         (61,117)
  Forfeitures                                    (22,976)      (11,494)       (4,879)        (3,667)           --         (43,016)
  Other income (expense), net                    (13,494)      (13,715)       (1,072)        (1,922)           43         (30,160)
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,343,625       857,665       669,366        643,107       118,837       4,632,600
DEDUCTIONS:
  Distribution of benefits to participants       252,410       113,190        53,812         30,397        53,277         503,086
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,091,215       744,475       615,554        612,710        65,560       4,129,514
TRANSFERS OF PARTICIPANTS'
  BALANCES BETWEEN
  SAVINGS PLANS                                    5,429        (4,521)       (1,519)        (1,172)           --          (1,783)


OTHER PLAN INTERFUND TRANSFERS                    27,772       (51,810)       50,302        (26,264)           --              --

LOAN REPAYMENTS                                  426,987       131,424       131,382        129,717      (819,510)             --

LOANS ISSUED                                    (437,699)     (253,981)     (132,661)      (156,224)      980,565              --
                                              ----------    ----------    ----------     ----------    ----------     -----------
     Net increase                              2,113,704       565,587       663,058        558,767       226,615       4,127,731

TRANSFER OF ASSETS FROM THE
  RETIREMENT SAVINGS PLAN FOR
  BARGAINING UNIT EMPLOYEES
  EFFECTIVE OCTOBER 1, 1994                    7,490,819     1,799,893     1,102,206        772,285       950,143      12,115,346

PLAN EQUITY,
  December 31, 1993                            8,918,490     3,854,617     3,289,677      2,148,518     1,294,418      19,505,720
                                              ----------    ----------    ----------     ----------    ----------     -----------
PLAN EQUITY,
  December 31, 1994                          $18,523,013    $6,220,097    $5,054,941     $3,479,570    $2,471,176     $35,748,797
                                             ===========    ==========    ==========     ==========    ==========     ===========
                              The accompanying notes are an integral part of this statement.

                            INDIANA GAS COMPANY, INC.
                             RETIREMENT SAVINGS PLAN
              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                            Indiana Energy,                Provident
                                                  Inc.         Stable        Mutual
                                              Common Stock     Value         Equity      Value Line     Participants'
                                                 Fund A        Fund B        Fund C         Fund D       Loan Fund       Total
ADDITIONS:
  Employee contributions                     $   719,498    $  264,280    $  325,701     $  296,377    $       --     $ 1,605,856
  Employer contributions                         761,404       232,086       267,096        258,980            --       1,519,566
  Interest income                                  2,965       192,576           945         38,228        84,335         319,049
  Dividend income                                352,483            --            --          8,636            --         361,119
  Unrealized appreciation of assets              853,151            --       282,301        142,786            --       1,278,238
  Realized gain (loss) on
     investments                                      --        44,914        23,225        (12,047)           --          56,092
  Other income (expense), net                         28        (9,978)          143         (9,151)           --         (18,958)
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,689,529       723,878       899,411        723,809        84,335       5,120,962
DEDUCTIONS:
  Distribution of benefits
     to participants                             152,858       158,768        73,943         35,927         8,748         430,244
                                              ----------    ----------    ----------     ----------    ----------     -----------
                                               2,536,671       565,110       825,468        687,882        75,587       4,690,718
TRANSFERS OF PARTICIPANTS'
  BALANCES BETWEEN
  SAVINGS PLANS                                  (34,223)       (9,844)       (3,799)         3,105       (17,907)        (62,668)

OTHER PLAN INTERFUND TRANSFERS                   351,953      (212,144)     (155,127)        15,318            --              --

LOAN REPAYMENTS                                  265,650       104,842       116,848        122,014      (609,354)             --

LOANS ISSUED                                    (304,009)     (184,530)     (183,646)      (158,092)      830,277              --
                                              ----------    ----------    ----------     ----------    ----------     -----------
     Net increase                              2,816,042       263,434       599,744        670,227       278,603       4,628,050

PLAN EQUITY,
  December 31, 1992                            6,102,448     3,591,183     2,689,933      1,478,291     1,015,815      14,877,670
                                              ----------    ----------    ----------     ----------    ----------     -----------
PLAN EQUITY,
  December 31, 1993                           $8,918,490    $3,854,617    $3,289,677     $2,148,518    $1,294,418     $19,505,720
                                              ==========    ==========    ==========     ==========    ==========     ===========
                          The accompanying notes are an integral part of this statement.

                    INDIANA GAS COMPANY, INC.

                     RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

     a.  General

          Indiana Gas Company, Inc. (the Company) Retirement Savings Plan (the Plan) is a defined contribution plan. The Plan is administered by the Retirement Savings Plan Committee (the Committee) appointed by the President of the Company. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

          Effective October 1, 1994, the assets of the Indiana Gas Company, Inc. Retirement Savings Plan for Bargaining Unit Employees were merged into the Indiana Gas Company, Inc. Retirement Savings Plan. Participants' benefits and account balances were not impacted as a result of the merger. Participants have the same options and benefits under the Retirement Savings Plan as they did under the Retirement Savings Plan for Bargaining Unit Employees. The transfer of $12,115,346 has been reflected in the December 31, 1994, Statement of Income and Other Changes in Plan Equity.

          Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except for Fund A, were sold and reinvested in four similar funds established by T. Rowe Price at the participants' current investment allocation percentages. Effective September 1, 1995, participants had four additional funds to invest in and made elections through a phone system.
The four new investment options available on September 1 were the Equity Index Fund, the Spectrum Growth Fund, an International Stock Fund, and the New Horizons Fund. Participants can now make contribution elections and investment transfers in 5% increments versus the 10% limit previously required. Participant elections and investment transfer decisions can be made daily.

     b.  Participation

          Employees age twenty-one (21) or older become eligible to participate in the Plan on January 1, April 1, July 1, or October 1 (valuation dates), coincident with or following completion of one (1) year of service. Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

     c.  Contributions and Vesting

          Plan participants may elect to contribute up to 15% of their eligible compensation. All participants' contributions are fully vested. Annually, the Company contributes an amount equal to 2-1/2% of participants' eligible compensation. In addition, for nonbargaining participants, the Company matches 100% of the first 3% of eligible compensation contributed by nonbargaining participants and 50% of nonbargaining participants' contributions between 3% and 8% of their eligible compensation. For bargaining participants, the Company matches 50% of the first 4% of eligible compensation. Participants may also contribute any unused flexible benefit dollars to the plan with the Company matching this contribution at 50%.

          Company contributions become fully vested after a participant has completed five years of service. However, all participants employed by the Company on July 1, 1988, were deemed to have completed the years of service requirements regardless of the number of years of service actually completed as of that date. In addition, former employees of Terre Haute Gas corporation and Richmond Gas Corporation, which were employed by the Company in 1990, retain their years of credited service at their respective companies prior to the acquisitions when evaluating their eligibility and vested interest in the Plan.

          Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in the Indiana Energy, Inc. Common Stock Fund, Stable Value Fund,
T. Rowe Price Equity Income Fund, T. Rowe Price Balanced Fund, T. Rowe Price International Fund, T. Rowe Price New Horizons Fund,
T. Rowe Price Equity Index Fund, Spectrum Growth Fund, as directed by participants.

     d.  Federal Income Tax Effect to Participants

          The Plan was established as a qualified plan under
Section 401(a) of the Code. This means that a participant is not subject to Federal income taxes on amounts contributed to the participant's account or earnings thereon, until such amounts are distributed to the participant or to a beneficiary in the event of the participant's death. Contributions to the participant's account are subject to Federal employment (FICA) taxes.

          If a participant receives a distribution from his/her account prior to obtaining age 59-1/2, such distribution is taxed as ordinary income and may be subject to an additional 10% penalty tax unless one of the statutory exceptions to such penalty tax applies.

     e.  Distributions

          Upon termination, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years. If a lump sum is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account
(IRA). Effective January 1, 1993, the Unemployment Compensation Amendments Act of 1992 requires income tax withholding at a rate of 20% for any eligible rollover distribution that is not directly transferred to another qualified plan or IRA. This withholding requirement may not be waived by the participant receiving the distribution. Distributions made to participants who have reached age 70-1/2 are not subject to the 20% withholding requirement.

     f.  Participant Loans

          The Plan allows eligible participants to borrow up to 50% of the vested amount of their participant's account with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the plan committee and is secured by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the plan committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.

          A participant may have no more than one loan outstanding at any point in time. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 1995 and 1994, there were 457 and 455 participant loans outstanding, respectively.

     g.  Plan Termination

          While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974
(ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and non-forfeitable.

     h.  Trustee Fees and Administrative Costs

          Trustee fees and recordkeeping costs are paid by the Company. Investment management costs are paid for by the Plan and are included in other income (expense) in the accompanying
Statements of Income and Other Changes in Plan Equity.

2.  INVESTMENT PROGRAM

          Before July 1, 1995, participants could direct that their contributions be invested in one or more of the following funds:

          Fund A - An equity fund, which invests principally in shares of Indiana Energy, Inc. (IEI) common stock issued and purchased in the open market. (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.)

          Fund B - A fixed income fund, which invests principally in guaranteed investment contracts.

          Fund C - An equity investment fund, which invests principally in common stock.

          Fund D - A balanced fund, which invests principally in a mix of fixed income securities and common stock.

          After July 1, 1995, participants may direct that their contributions be invested in one or more of the following T. Rowe
Price funds:

          IEI Common Stock Fund - An equity fund which invests principally in shares of Indiana Energy, Inc. (IEI) common stock issued and purchased in the open market.
            (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.)

          Stable Value Fund - A bank sponsored collective investment fund, which invests primarily in a portfolio of Guaranteed Investment Contracts (GIC's),
            Bank Investment Contracts (BIC's) and Structured
            Investment Contracts (SIC's).

          T. Rowe Price Equity Income Fund - A mutual fund, which most of the assets will be used to invest in common stocks of established companies and the remainder in foreign securities, convertible stocks and bonds.

          T. Rowe Price Balanced Fund - A mutual fund, which invests 60% in common stock of large established companies and 40% in various fixed income securities.

          T. Rowe Price International Stock Fund - A mutual fund, which invests primarily in common stocks of established, non-U.S. companies.

          T. Rowe Price New Horizons Fund - A mutual fund, which invests primarily in a diversified group of small, emerging growth companies.

          T. Rowe Price Equity Index Fund - A mutual fund, which will invest in all 500 stocks composing the S&P 500.

          T. Rowe Price Spectrum Growth Fund - A mutual fund, which invests in a number of other T. Rowe Price
            Mutual Funds.

          The number of participants directing contributions in each fund at December 31, 1995 and 1994, were as follows:

                                                   Number of
                                                  Participants
                                                  ------------
                                                   1995   1994

          Fund B (Stable Value)                     -      722
          Fund C (Provident Mutual
            Equity Fund)                            -      668
          Fund D (Value Line Fund)                  -      603
          Indiana Energy, Inc. Common Stock       1,102  1,156
          T. Rowe Price-
            Stable Value Fund                       705    -
            Equity Income Fund                      729    -
            Balanced Fund                           622    -
            International Stock Fund                122    -
            New Horizons Fund                       218    -
            Equity Index Fund                       170    -
            Spectrum Growth Fund                    125    -

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

          Account records maintained by the Trustee are on the cash basis. The accompanying financial statements have been prepared on an accrual basis. Assets of the Plan are valued at current market value.

     b.  Investments

          Investments are stated at current market value (see
Schedule I). Investment transactions are reported on the trade date.

          The change in market value from the beginning of the year to the date of sale for investments sold during the year is reported separately in the Statement of Income and Other Changes in Plan Equity as a realized gain (loss) on investments. The net realized gain or loss on investments included in the plan equity is as follows:

                                                             Realized
                                                               Gain
                                 Proceeds of    Cost of      (Loss) on
                                    Sale         Asset     Investments
IEI Common Stock Fund A          $ 1,565,857  $ 1,321,648  $  244,209
Stable Value Fund B               12,493,837   12,493,837       -
Provident Mutual Equity Fund C     6,362,986    5,533,066     829,920
Value Line Fund D                  9,645,424    9,280,297     365,127
Stable Value Fund                     -            -            -
Equity Income Fund                   619,713      595,841      46,072
Balanced Fund                        784,469      738,397      23,872
International Stock Fund                  46           46       -
New Horizons Fund                     83,429       85,255      (1,826)
Equity Index Fund                        345          343           2
Spectrum Growth Fund                      64           64       -
                                 -----------  -----------  ----------
     Total                       $31,556,170  $30,048,794  $1,507,376
                                 ===========  ===========  ==========

          On July 30, 1993, Indiana Energy, Inc. declared a three-for-two stock split for shareholders of record on September 17, 1993. The shares were issued on October 1, 1993.
The number of shares disclosed in the Schedule of Assets Held for Investment Purposes reflect this stock split.

          The current market value of individual assets that represent 5% or more of the Plan's equity as of December 31, 1995 and 1994 are as follows:


                                  1995         1994

Indiana Energy, Inc.
  common stock                $22,771,495  $17,922,207
T. Rowe Price-
  Equity Income Fund            7,404,291       -
  Stable Value Fund             6,733,899
  Balanced Fund                 4,554,734       -
G.I.C. Investment Fund
  for Employee Benefit Plans       -         6,053,450
Provident Mutual Newbold
  Equity Fund                      -         4,854,979

     c.  Reclassifications

          Certain reclassifications have been made in the Company's financial statements of prior years to confirm to the current year presentation. The descriptions of the financial statements comply with the requirements set forth by Form 11(K) under the Securities and Exchange Commission.

4.  UNREALIZED APPRECIATION OF ASSETS

          The unrealized appreciation of assets included in the Plan equity is as follows:

                                                                                      T. Rowe Price
                                                                   -----------------------------------------------------
                     IEI              Provident                                      Inter-
                    Common    Stable   Mutual    Value    Stable   Equity           national   New     Equity  Spectrum
                    Stock    Value     Equity    Line     Value    Income  Balanced  Stock   Horizons  Index    Growth
                    Fund A    Fund B   Fund C    Fund D    Fund     Fund     Fund     Fund     Fund     Fund     Fund      Total
Balance as of
  December 31,
  1993            $1,870,206 $   -    $379,773  $171,751 $   -    $   -    $   -     $  -    $   -     $  -    $  -     $2,421,730

Transfer from
  the Retirement
  Savings Plan
  for Bargaining
  Unit Employees
  as of October 1,
  1994             2,065,317     -     166,756    59,465     -        -        -        -        -        -       -      2,291,538

Net change for
  1994              (943,445)    -     (15,397) (273,804)    -        -        -        -        -        -       -     (1,232,646)
                  ---------- -------- --------  -------- -------- -------- --------  ------  --------  ------- -------  ----------
Balance as of
  December 31,
  1994             2,992,078     -     531,132   (42,588)    -        -        -        -        -        -       -      3,480,622

Net change for
  1995             2,852,422     -    (531,132)   42,588     -     659,041  256,677   4,265   (45,302)  14,128  (5,973)  3,246,714
                  ---------- -------- --------  -------- -------- -------- --------  ------  --------  ------- -------  ----------
Balance as of
  December 31,
  1995            $5,844,500 $   -    $   -     $   -    $   -    $659,041 $256,677  $4,265  $(45,302) $14,128 $(5,973) $6,727,336
                  ========== ======== ========  ======== ======== ======== ========  ======  ========  ======= =======  ==========

5.  TAX STATUS

          The Internal Revenue Service issued a determination letter dated April 19, 1996, stating that the Plan was qualified in accordance with applicable plan design requirements as of that date. In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under Internal Revenue Code (IRC) Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

6.  REPORTABLE TRANSACTIONS

          "Reportable Transactions" of the Plan are shown on
Schedule II. There were no party-in-interest transactions in either 1995 or 1994.


                                                            SCHEDULE I







                       INDIANA GAS COMPANY, INC.

                            EIN 35-0793669

                        RETIREMENT SAVINGS PLAN

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1995


                                                              Current
                                     Shares/     Average      Market
    Description                     Par Value      Cost        Value

INVESTMENTS:
  Indiana Energy, Inc.
    Common Stock                      953,449  $16,919,098  $22,771,495

  Stable Value Fund                 6,733,899    6,733,899    6,733,899

  T. Rowe Price-
    Equity Income Fund                370,030    6,745,250    7,404,291

    Balanced Fund                     344,534    4,298,057    4,554,734

    International Stock Fund           36,021      436,269      440,534

    New Horizons Fund                  47,897    1,027,199      981,897

    Equity Index Fund                  26,932      449,364      463,492

    Spectrum Growth Fund               26,485      363,259      357,286

PARTICIPANTS' LOAN FUND, interest
  ranging from 7.0% to 11.5%                     2,713,615    2,713,615
                                               -----------  -----------
                                               $39,686,010  $46,421,243
                                               ===========  ===========

                                                                                                      SCHEDULE II

                                                                  INDIANA GAS COMPANY, INC.

                                                                       EIN 35-0793669

                                                                   RETIREMENT SAVINGS PLAN

                                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                                              Current
                                                                                                               Value
                                                                                                            of Asset on
                                                            Number of    Purchase     Selling    Cost of    Transaction    Net
 Party Involved       Description of Asset                Transactions     Price       Price       Asset        Date       Gain
PURCHASES:
  Fifth-Third Bank-
    Fund B            Fidelity Inst. Cash Portfolio             4        $6,000,000  $    -      $6,000,000  $6,000,000   $   -
    Fund B            The G.I.C. Investment Fund for Employee
                        Benefit Plans                           3           440,387       -         440,387     440,387       -
    Fund C            Provident Mutual Fund                     8           445,000       -         445,000     445,000       -
    Fund D            Fifth Third Banksafe Trust                3         4,130,534       -       4,130,534   4,130,534       -
  T. Rowe Price-
                      Indiana Energy, Inc.                      *         9,047,884       -       9,047,884   9,047,884       -
                      Stable Value Fund                         *         7,370,115       -       7,370,115   7,370,115       -
                      Equity Income Fund                        *         7,361,499       -       7,361,499   7,361,499       -
                      Balanced Fund                             *         4,772,854       -       4,772,854   4,772,854       -
                      International Stock Fund                  *           436,269       -         436,269     436,269       -
                      New Horizons Fund                         *         1,105,548       -       1,105,548   1,105,548       -
                      Equity Index Fund                         *           449,437       -         449,437     449,437       -
                      Spectrum Growth Fund                      *           363,258       -         363,258     363,258       -

SALES:
  Fifth Third Bank-
    Fund B            Fidelity Inst. Cash Portfolio             2             -       6,000,000   6,000,000   6,000,000       -
    Fund B            The G.I.C. Investment Fund for Employee
                        Benefit Plans                           3             -       6,493,837   6,493,837   6,493,837       -
    Fund C            Provident Mutual Fund                     1             -       6,081,899   4,720,847   5,251,979    829,920
    Fund D            Fifth Third Banksafe Trust                4             -       4,331,177   4,331,177   4,331,177       -
  T. Rowe Price-
                      Indiana Energy, Inc.                      *             -       1,286,081   1,044,350   1,286,081    241,732
                      Stable Value Fund                         *             -         636,488     636,488     636,488       -
                      Equity Income Fund                        *             -         662,239     619,050     662,239     43,189
                      Balanced Fund                             *             -         498,676     477,574     498,676     21,102
                      New Horizons Fund                         *             -          76,523      78,410      76,523     (1,887)
                      Equity Index Fund                         *             -              76          75          76          1


                                                          *  Information not available from trustee
